UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Commission File Number: 1-12869

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

Represented Employee Savings Plan for Nine Mile Point

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

750 E. Pratt St.

Baltimore, Maryland 21202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

/s/ Marcia B. Behlert
Date:	June 23, 2006	Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Represented Employee Savings Plan for Nine Mile Point

We have audited the accompanying statements of net assets available for benefits of the Represented Employee Savings Plan for Nine Mile Point (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC

June 23, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, 333-89046, 333-129802, respectively) of our report dated June 23, 2006, relating to the statements of net assets available for benefits as of December 31, 2005 and 2004, the statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004 and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Represented Employee Savings Plan for Nine Mile Point.

/s/ Mitchell & Titus LLP

Washington, DC

June 23, 2006

NINE MILE POINT NUCLEAR STATION, LLC

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Net Assets Available for Benefits

At December 31,	2005	2004

Assets
Securities held in trust, at fair value	$81,990,133	$72,360,790
Short-term investment	11,468	—

Participant loans	2,180,876	2,045,884

Receivables:
Employer contributions	17,433	15,250
Participant contributions	111,775	66,841
Accounts receivable	18,810	—
Total Assets	$84,330,495	$74,488,765

Liabilities
Accounts payable	$—	$—
Total Liabilities	$—	$—

Net assets available for benefits	$84,330,495	$74,488,765

T

The accompanying notes are an integral part of these financial statements.

NINE MILE POINT NUCLEAR STATION, LLC

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31,	2005	2004

ADDITIONS
Contributions
Participant contributions	$5,077,037	$4,347,692
Employer matching contributions	1,068,691	1,019,531
Plan transfers in	3,921	9,891
Total Contributions	6,149,649	5,377,114

Income
Dividends	2,431,935	1,475,921
Interest on participant loans	114,127	104,698
Total Income	2,546,062	1,580,619

Net appreciation (See note 4)	4,604,217	6,178,491

Total Additions	13,299,928	13,136,224

DEDUCTIONS
Withdrawals and distributions	(3,305,958)	(2,269,467)
Plan transfers out	(141,975)	(686,353)
Fees	(10,265)	(13,299)
Total Deductions	(3,458,198)	(2,969,119)

CHANGE IN NET ASSETS	9,841,730	10,167,105

Net assets available for benefits beginning of year	74,488,765	64,321,660

Net assets available for benefits	$84,330,495	$74,488,765

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1. General Description on the Plan

On November 7, 2001, Nine Mile Point Nuclear Station, LLC (Company), a subsidiary of Constellation Energy Group, Inc. (CEG), purchased the Nine Mile Point Nuclear Power Station from the Niagara Mohawk Power Corporation and other owners.

Consequently, a number of the participants’ balances in the Niagara Mohawk Represented Employee Savings Fund Plan were spun off to a cloned plan which was named the Represented Employee Savings Plan for Nine Mile Point (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document for a more comprehensive description of the Plan provisions.

Pending CEG Merger with FPL Group, Inc. - In December, 2005 CEG entered into an Agreement and Plan of Merger with FPL Group, Inc. (FPL Group). Prior to the completion of the merger, which is subject to shareholder and various regulatory approvals, CEG and FPL Group will continue to operate as separate companies. The possible effect of the completed merger on the Plan is not known.

Eligibility - An employee must be employed by Nine Mile Point Nuclear Station, LLC, be covered by a collective bargaining agreement, and be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration - In 2004, the Company began a feasibility study and trustee/recordkeeper search with the intent of consolidating the Represented Employee Savings Plan for Nine Mile Point, the Non-Represented Employee Savings Plan for Nine Mile Point, and the Constellation Energy Group, Inc. Employee Savings Plans with a single trustee/recordkeeper, and adopting consistent plan provisions where appropriate. As a result of this study the Trustee and Recordkeeper for the Represented Employee Savings Plan for Nine Mile Point was changed.

The Plan Administrator is the Director of Benefits, Human Resources Division of Constellation Energy Group, Inc. Effective September 30, 2005 the assets are held and managed by the Trustee, T. Rowe Price Trust Company (TRP). T. Rowe Price Retirement Plan Services, Inc. provides the record keeping for the Plan.

Prior to September 30, 2005 the assets were held and managed by the Trustee, Fidelity Management Trust Company. Fidelity Management Trust Company also provided the record keeping for the plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Contributions - Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay through an after-tax basis, or a combination thereof through payroll deductions. The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%. The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service. The limitation for 2005 was $14,000.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch up contributions. The catch-up contributions limit for 2005 was $4,000.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions - Upon completion of one year of service, the Company contributes an amount equal to 50% of the participant’s first 2% to 6% of contributions based on the employee’s age and service.

All company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Company Stock Fund. Once credited, the participant has the option to transfer the funds to other available investment options.

Investment Options - Except as otherwise indicated, participants can elect to have their contributions invested in the following:

•                  CEG Common Stock Fund*

•                  Interest Income Fund*

•                  Fidelity Diversified International Fund

•                  Fidelity Dividend Growth Fund

•                  Fidelity Low Priced Stock Fund

•                  PIMCO Total Return Fund — Institutional Shares*

•                  T. Rowe Price Equity Income Fund**

•                  T. Rowe Price Growth Stock Fund **

•                  T. Rowe Price Mid Cap Value Fund **

•                  T. Rowe Price Retirement 2005 Fund*

•                  T. Rowe Price Retirement 2010 Fund*

•                  T. Rowe Price Retirement 2015 Fund*

•                  T. Rowe Price Retirement 2020 Fund*

•                  T. Rowe Price Retirement 2025 Fund*

•                  T. Rowe Price Retirement 2030 Fund*

•                  T. Rowe Price Retirement 2035 Fund*

•                  T. Rowe Price Retirement 2040 Fund*

•                  T. Rowe Price Retirement 2045 Fund*

•                  T. Rowe Price Retirement Income Fund*

•                  T. Rowe Price Small Cap-Value Fund

•                  Vanguard Institutional Index*

*   New funds added to the plan October 1, 2005.

** New funds added to the plan July 16, 2004.

Effective July 16, 2004, the following funds were removed as investment options of the plan.

•                  Fidelity Aggressive Growth Fund

•                  Fidelity Asset Manager

•                  Fidelity Asset Manager: Growth

•                  Fidelity Asset Manager: Income

•                  Fidelity Growth & Income Portfolio

•                  Fidelity Overseas Fund

•                  Fidelity Retirement Government Money Market Portfolio

•                  Fidelity U.S. Bond Index Fund

•                  Janus Flexible Income Fund

•                  Janus Worldwide Fund

•                  Spartan Extended Market Index Fund

Effective October 1, 2005, the following funds were removed as investment options of the plan.

•                  National Grid Stock Fund

•                  Fidelity Freedom 2005 Fund

•                  Fidelity Freedom 2010 Fund

•                  Fidelity Freedom 2015 Fund

•                  Fidelity Freedom 2020 Fund

•                  Fidelity Freedom 2025 Fund

•                  Fidelity Freedom 2030 Fund

•                  Fidelity Freedom 2035 Fund

•                  Fidelity Freedom 2040 Fund

•                  Fidelity Freedom Income Fund

•                  Fidelity Growth Company Fund

•                  Fidelity Managed Income Portfolio

•                  Fidelity Small Cap Stock Fund

•                  Fidelity U.S. Equity Index Commingled Pool

•                  PIMCO Total Return Fund — Administrative Class

CEG Common Stock Fund - Participant and company matching contributions in the CEG Common Stock Fund are invested in Constellation Energy Group, Inc. common stock.

Interest Income Fund  Amounts held in the Interest Income Fund are invested in a combination of the T. Rowe Price Stable Value Common Trust Fund and the Fidelity Managed Income Portfolio.

Effective April, 2006 the final component of the Fidelity Managed Income Portfolio was liquidated and invested in the Stable Value Common Trust Fund. All assets in the T. Rowe Price Interest Income Fund were transferred into the T. Rowe Price Stable Value Common Trust Fund.

Investment Income - Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers - Participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Constellation Energy Group, Inc. Employee Savings Plan. Those transfers are recorded at fair value.

In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

Participant Loan Provisions - Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions - A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions. Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties.

Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances. The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Vesting - All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative Costs - The Company currently pays all the administrative expenses of the Plan, including those of the Trustee. Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of common stock for the CEG Common Stock Fund are borne by the CEG Common Stock Fund. Investment management expenses are deducted from the assets of that fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on some investments.

Related Party Transactions - Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

Prior to September 30, 2005, certain Plan investments were shares of mutual funds managed by Fidelity Investments, a division of which was also the Plan Trustee, and therefore, these transactions qualified as party-in-interest transactions.

Note 2. Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable - represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments - Shares of common stock in the CEG Common Stock Fund held by T. Rowe Price Trust Company are valued as of year-end using the quoted closing market price as reported by the “NYSE—Composite Transactions” published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

The Plan’s investments are stated at fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition. Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the CEG Common Stock Fund and the mutual funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

Loans to participants are valued at their outstanding principal amount.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Tax Status

The Company has received the latest favorable determination letter from the Internal Revenue Service (IRS), dated July 21, 2004, with respect to the Plan as restated effective September 13, 2002, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) exempting the Plan from federal income tax under Section 501 of the Code.

Note 4. Investments

Investments which exceed 5% of the Plan’s net assets as of December 31, 2005 and December 31, 2004, include:

At December 31, 2005

Identity of Issue	Units	Current Value
CEG Company Stock Fund	167,155	$9,628,114
Interest Income Fund	16,127,330	16,127,330
Fidelity Diversified International Fund	180,302	5,866,629
Fidelity Dividend Growth Fund	302,599	8,711,837
Fidelity Low Priced Stock Fund	139,018	5,678,684
TRP Growth Stock Fund	371,678	10,555,644
Vanguard Institutional Index	83,448	9,513,958

At December 31, 2004

Identity of Issue	Units	Current Value
CEG Company Stock Fund	388,796	$6,041,879
National Grid Stock Fund	340,391	5,017,351
Fidelity Dividend Growth Fund	326,635	9,305,825
Fidelity Growth Company Fund	205,106	11,500,255
Fidelity Low Priced Stock Fund	125,070	5,034,045
Fidelity Managed Income Portfolio	11,748,097	11,748,097
Fidelity U.S. Equity Index Commingled Pool	281,376	10,529,064

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2005	2004
National Grid Stock Fund	$221,935	$1,274,201
CEG Company Stock Fund	1,982,230	602,817
Mutual Funds	2,400,052	4,301,473
Total	$4,604,217	$6,178,491

Note 5. Subsequent Events

Interest Income Fund — Effective April, 2006 the final component of the Fidelity Managed Income Portfolio was liquidated and invested in the T. Rowe Price Stable Value Common Trust Fund. All assets in the Interest Income Fund were transferred into the T. Rowe Price Stable Value Common Trust Fund.

Note 6. Reconciliation of Financial Statements to FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2005	December 31, 2004
Net assets available for benefits per the financial statements	$84,330,495	$74,488,765
Less: contribution receivable	(129,208)	(82,091)
Net assets available for benefits per the Form 5500	$84,201,287	$74,406,674

The following is a reconciliation of contributions per the financial statements to the Form 5500:

December 31, 2005
Contributions per the financial statements	$6,149,649
Add: contributions receivable at December 31, 2004	82,091
Less: contributions receivable at December 31, 2005	(129,208)
Contributions per the Form 5500	$6,102,532

NINE MILE POINT NUCLEAR STATION, LLC (EIN 52-2303044)
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue		Cost	December 31, 2005 Current Value

*	Constellation Energy Group, Inc.	$7,025,001	$9,628,114
	Fidelity Diversified International Fund	5,747,898	5,866,629
	Fidelity Dividend Growth Fund	8,528,794	8,711,837
	Fidelity Low Priced Stock Fund	5,715,206	5,678,684
	Fidelity Managed Income Portfolio**	1,467,206	1,467,206
	PIMCO Total Return Fund — Institutional Shares	1,875,414	1,848,707
*	T. Rowe Price Equity Income Fund	3,339,746	3,249,131
*	T. Rowe Price Growth Stock Fund	10,143,003	10,555,644
*	T. Rowe Price Mid Cap Growth Fund	2,722,097	2,692,876
*	T. Rowe Price Mid Cap Value Fund	1,959,041	1,929,626
*	T. Rowe Price New Horizon Fund	1,008,063	1,007,966
*	T. Rowe Price Retirement 2005 Fund	72,075	71,617
*	T. Rowe Price Retirement 2010 Fund	683,769	686,725
*	T. Rowe Price Retirement 2015 Fund	1,252,395	1,258,763
*	T. Rowe Price Retirement 2020 Fund	1,486,297	1,498,672
*	T. Rowe Price Retirement 2025 Fund	593,611	600,230
*	T. Rowe Price Retirement 2030 Fund	340,269	345,748
*	T. Rowe Price Retirement 2035 Fund	32,882	33,246
*	T. Rowe Price Retirement 2040 Fund	65,469	66,566
*	T. Rowe Price Retirement Income Fund	178,731	179,674
*	T. Rowe Price Small-Cap Value Fund	448,665	442,070
*	T. Rowe Price Stable Value Common Trust Fund**	14,656,444	14,656,444
	Vanguard Institutional Index	9,369,154	9,513,958
	Subtotal Securities Held In Trust	78,711,230	81,990,133

	Loan Fund (Interest)
*	Interest Range 5.00 — 10.50%	—	2,180,876
	Subtotal Participant Loans	—	2,180,876

	T. Rowe Price Short Term Settlement Account	11,468	11,468
	Subtotal Short-term Investments	11,468	11,468

	Grand Total	$78,722,698	$84,182,477

* Represents party-in-interest

** The Interest Income Fund consists of the Fidelity Managed Income Portfolio and the T. Rowe Price Stable Value Common Trust Fund.